November 18, 2014

VIA EDGAR AND E-MAIL

Mr. Tom Kluck

Legal Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Peak Resorts, Inc.

Registration Statement Filed on Form S-1

File No. 333-199488

Dear Mr. Kluck:

On behalf of Peak Resorts, Inc. (the “Company”), in accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. Eastern Time on November 20, 2014, or as soon thereafter as is practicable.

The Company acknowledges that:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

ARMSTRONG TEASDALE LLP | 7700 FORSYTH BLVD., SUITE 1800, ST. LOUIS, MO 63105 T 314.621.5070 F 314.621.5065	ArmstrongTeasdale.com

•                                          the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David W. Braswell
David W. Braswell

cc:                                William Demarest/U.S. Securities and Exchange Commission

Jorge Bonilla/U.S. Securities and Exchange Commission

Stacie Gorman/U.S. Securities and Exchange Commission

Timothy D. Boyd/Peak Resorts, Inc.